      As filed with the Securities and Exchange Commission on June 4, 2002

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _______________________

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                   Morgan Stanley India Investment Fund, Inc.
                       (Name of Subject Company (issuer))

                   Morgan Stanley India Investment Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   61745C 10 5
                      (CUSIP Number of Class of Securities)

                                Ronald E. Robison
                    Morgan Stanley Investment Management Inc.
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-7400
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166

                            Calculation of Filing Fee

     ==========================================================================
     Transaction Valuation                               Amount of Filing Fee
     --------------------------------------------------------------------------
     $32,584,917.61(a) ................................      $6,516.98(b)
     ==========================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 2,855,821 shares in the offer, based upon a price of $11.41 (95% of the net asset value per share of $12.01 on April 1, 2002).
(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $6,516.98
     Form or Registration No.: Schedule TO
     Filing Party: Morgan Stanley India Investment Fund, Inc.
     Date Filed: April 15, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transactions subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

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                             Introductory Statement

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 15, 2002 by Morgan Stanley India Investment Fund, Inc. (the "Fund") relating to an offer to purchase for cash (the "Offer") 2,855,821 of the Fund's issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), amends such Issuer Tender Offer Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended, and General Instruction H of Schedule TO:

The Offer expired at 5:00 p.m., New York City time, on May 17, 2002. Pursuant to the Offer, 10,507,062 Shares were properly tendered and not withdrawn, and 2,855,821 of the tendered Shares were accepted by the Fund on May 22, 2002 for purchase at the price of $11.02 per share, which was 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on May 17, 2002. Payment for the Shares purchased was made on May 28, 2002. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $31,471,147.42.

Item 12.  Exhibits.

     The following materials are hereby filed as additional exhibits to the Fund's Schedule TO:

(a)(7)        Text of press release dated and issued on May 17, 2002.
(a)(8)        Text of press release dated and issued on May 23, 2002.

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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MORGAN STANLEY INDIA INVESTMENT FUND,
                                          INC.



                                          /s/ Mary E. Mullin
                                          --------------------------------------
                                          Name:  Mary E. Mullin
                                          Title: Secretary

Dated: June 4, 2002